[letterhead of K&L Gates LLP]

November 23, 2009

VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Embarcadero Funds, Inc.

--Small-Cap Growth Fund

  All-Cap Growth Fund

Registration Statement on Form N-14

Dear Sir or Madam:

On behalf of the Embarcadero Funds, Inc. (the “Company”), transmitted herewith for filing is a registration statement for shares of its series, Small-Cap Growth Fund and All-Cap Growth Fund (each, an “Acquiring Fund”), on Form N-14 (the “Registration Statement”).  The Registration Statement includes a Letter to Shareholders, a Notice of Special Meeting of Shareholders, a Combined Proxy Statement/Prospectus, a Statement of Additional Information and Forms of Proxy relating to the special meeting of shareholders of Absolute Return Fund, Market Neutral Fund and Alternative Strategies Fund, each a series of the Company (each, a “Target Fund”), scheduled to be held on or about January 28, 2010 (the “Meeting”).

At the Meeting, the shareholders of each Target Fund will be asked to approve a Plan of Reorganization and Termination pursuant to which (1) the Target Fund would transfer its assets to a corresponding Acquiring Fund in exchange for shares of the Target Fund and the assumption by Acquiring Fund of the Target Fund’s liabilities and (2) the Target Fund would terminate under applicable state law.

At or about the same time as the Meeting, shareholders of the Acquiring Funds will be considering new advisory agreements for the Acquiring Funds.  If approved, the Acquiring Funds would implement new investment programs, as described in the Combined Proxy Statement/Prospectus.  The reorganizations described in the Combined Proxy Statement/Prospectus are conditioned on shareholders of the relevant Acquiring Funds approving new advisory agreements for the Acquiring Funds.  Preliminary proxy materials for the Acquired Funds were filed on November 19, 2009.

This transmission contains a conformed signature page, a conformed independent registered public accounting firm’s consent and a conformed opinion of counsel, the manually signed originals of which are maintained at the offices of the Company.

This Registration Statement, pursuant to Rule 488 of the Securities Act of 1933, will become automatically effective on December 23, 2009.

We would appreciate comments as soon as possible. If you have any questions or comments regarding the foregoing, please contact me at (415) 249-1070 or Kurt J. Decko at (415) 249-1053.

Sincerely,

/s/ Mark D. Perlow

Mark D. Perlow

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